EXHIBIT 23.6

CONSENT OF PATRICE LIVE

Alderon Iron Ore Corp.
United States Securities and Exchange Commission

Dear Sirs:

RE: ALDERON IRON ORE CORP.

I, Patrice Live, Ing., Associate and Mining Engineer at BBA Inc. do hereby consent to filing of the following report.

Reference is made to the technical report entitled “Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective December 17, 2012, which the undersigned has co-authored on behalf of BBA Inc. for Alderon Iron Ore Corp. (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Alderon Iron Ore Corp., which is being filed with the United States Securities and Exchange Commission.

Dated this 22nd day of March, 2013.

“Patrice Live”
Patrice Live Ing.